UNAUDITED
CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
Quarters and nine months ended September 30, 1995 and September 24, 1994 (In thousands, except per share data)

                                      Quarters ended      Nine months ended
                                     Sept 30,  Sept 24,   Sept 30,  Sept 24,
                                       1995      1994       1995      1994


 Net sales                          $159,065  $142,821   $502,875  $430,867


 Cost of products sold               114,459    98,796    354,817   293,206

 Selling, general and administrative  25,584    24,233     77,742    66,399

 Depreciation and amortization         4,035     3,596     11,529     9,995

 Interest                              2,141       578      5,743       962

 Other expense(income)                    49      (424)      (192)   (1,059)

   Total costs and expenses          146,268   126,779    449,639   369,503


 Earnings before income taxes         12,797    16,042     53,236    61,364

 Income taxes                          4,720     5,818     19,905    22,275


 Net earnings                       $  8,077  $ 10,224   $ 33,331  $ 39,089


 Net earnings per common share      $   0.17  $   0.20   $   0.69  $   0.76


 Dividends per common share         $   .135  $    .12   $   0.39  $   0.34


 Average shares outstanding           48,343    51,059     48,516    51,708










See accompanying notes to the consolidated financial statements.
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